November 14, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Duc Dang, Senior Counsel

Sandra B. Hunter, Attorney-Advisor

Re:	Kennedy-Wilson Holdings, Inc.
Kennedy-Wilson, Inc.
Registration Statement on Form S-3 (File No. 333-184752)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-184752) (the “Registration Statement”) of Kennedy-Wilson Holdings, Inc. (the “Company”), Kennedy-Wilson, Inc., and the additional subsidiary registrants identified in the Registration Statement. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 15, 2012, or as soon as practicable thereafter.

The Company, on behalf of itself and the other registrants, acknowledges the following:

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should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the other registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company and the other registrants shall not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

* * *

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/S/ JUSTIN ENBODY
Justin Enbody
Chief Financial Officer